Exhibit 99.1

Brener International Group

421 N. Beverly Drive

Beverly Hills, California 90210

April 18, 2013

Via Facsimile and e-mail

Board of Directors

Transwitch Corporation

Three Enterprise Drive

Shelton, CT 06484

Gentlemen:

After reviewing the Company’s Form 10-K and preliminary proxy statement it is abundantly clear that the only viable path for the Company is a sale.  A sale of the Company would provide the Company with access to capable management and enable the Company to enjoy economics of scale for its out of balance administrative costs.

The current management team has been completely incapable of operating the Company in a manner that created value for stockholders.  In 2009, the year prior to Dr. Khatibzadeh becoming Chief Executive Officer the Company had revenues of over $56 million and a net loss of approximately $11.5 million.  Last year, the Company had revenues of less than $18 million and a net loss of more than $18.2 million.  Under Dr. Khatibzadeh’s leadership revenues have declined by 68% and the net loss increased by more than 58%.  During Dr. Khatibzadeh’s short tenure the Company has undergone two major restructurings.  The first was supposed to restore the Company to profitability.  It didn’t and it is doubtful that the second restructuring will be any more successful than the first.  In fact, at the end of 2012 the Company’s independent auditors expressed substantial doubt as to whether the Company could continue as a going concern.

Despite the atrocious performance of the Company over the last three years the Company has compensated its directors and officers at inappropriate levels.  In 2012 the Company paid its five named executed officers more than $1.365 million of cash compensation, more than 11% of the Company’s gross revenues.  In addition, the members of the Board received approximately $270,000 of cash compensation.  All in all, the Company paid cash compensation to its named executive officers and directors of more than $1.637 million, or more than 14% of its gross revenues.  The Company also granted stock awards that will significantly dilute stockholders.

If the Company were to be part of a larger organization there could be economies of scale for administrative costs.  For example, at the end of 2009 the Company had 30 administrative employees.  At the end of 2012 the Company, despite

Board of Directors

April 18, 2013

68% less revenues than in 2009, had 22 administrative employees.  In fact, nearly 20% of its employees were classified as administrative.

Finally, I note that the 90% of the short-term incentive plan award for the five named executive officers is based on the Company’s revenues.  I believe that these targets should be based on profit, rather than revenue.  The Company’s stockholders do not benefit if revenues grow but the Company does not move towards profitability.

As the Company changes its business strategy yet again, I would hope that the Board would also explore a sale of the Company.  If the Board insists on remaining independent substantial changes should be made to management and the Board.

Sincerely,

/s/ Gabriel Brener
Gabriel Brener